Constitution of BHP Limited

ABN 49 004 028 077
ACN 004 028 077	b

PRELIMINARY

The Company is a public company limited by shares.

The replaceable rules in the Corporations Law do not apply to the Company.

INTERPRETATION

Interpretation:

1.

(1) In this Constitution unless the context requires otherwise:

ASX means Australian Stock Exchange Limited;

Board means the Directors for the time being of the Company or those of them who are present at a meeting at which there is a quorum;

business day means a day which is a business day for the purposes of the Listing Rules;

call includes any instalment of a call and any amount due on issue of any share;

Chairman means the Chairman of the Board under Rule 67 or other person occupying the position of acting Chairman under Rule 34.

Committee means a Committee to which powers have been delegated by the Board under Rule 68;

the Company means BHP Limited;

Deputy Chairman means any Director appointed as Deputy Chairman of the Board under Rule 67.

Director means a person appointed or elected to the office of Director of the Company in accordance with this Constitution;

Dividend Plan means any dividend plan as referred to in Rule 74 and includes the bonus share plan as regulated under Rule 128 of the Company's Constitution as at 1  January 1999, as amended in each case.

Group means the Company and its subsidiaries;

the Law means the Corporations Law;

Listing Rules means the ASX Listing Rules;

Office means the registered office of the Company;

person and words importing persons include partnerships, associations and corporations as well as individuals;

proper SCH transfer has the same meaning as in the SCH business rules;

Register means the register of holders of securities issued by the Company;

registered address means the address of a shareholder specified on a transfer or any other address of which the shareholder notifies the Company as a place at which the shareholder will accept service of notices;

relevant day in relation to a takeover scheme, means the day that is 14 days before the end of the period during which the offers under the takeover scheme remain open;

retiring Director means a Director who retires under Rule 61(1) and a Director who ceases to hold office under Rule 47;

Secretary means a person appointed as, or to perform the duties of, Secretary of the Company;

securities includes shares, rights to shares, options to acquire shares, instalment receipts and other securities with rights of conversion to equity;

shareholders present means shareholders present at a general meeting of the Company in person or by properly appointed representative, proxy or attorney;

writing and written includes printing, typing, lithography and other modes of reproducing words in a visible form, whether electronic or otherwise;

words and phrases which are given a special meaning by the Law have the same meaning in this Constitution;

words in the singular include the plural and vice versa;

words importing a gender include each other gender.

(2) A reference to the Law or any other statute or regulations is to be read as though the words "as modified or substituted" were added to the reference.

(3) A reference to the Listing Rules is to the Listing Rules as are in force in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

(4) The headings and sidenotes do not affect the construction of this Constitution.

SECURITIES

Issue of securities:

2.

(1) Without affecting any special rights conferred on the holders of any shares, any shares or other securities may be issued by the Company with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls, rights of conversion or otherwise, as and when the Board may determine and on any other terms the Board considers appropriate.

(2) By resolution of the Board, the Company may vary the rights attached to shares in a class of shares by the issue of new shares not having the same rights attached to any shares already issued.

Preference shares:

3. If the Company at any time proposes to create and issue any preference shares:

(a) the preference shares may be issued on the terms that they are to be redeemed or, at the option of either or both the Company and the holder, are liable to be redeemed, whether out of share capital, profits or otherwise;

(b) the preference shares confer on the holders the right to convert the preference shares into ordinary shares if and on the basis the Board determines at the time of issue of the preference shares;

(c)

(i) the preference shares confer on the holders a right to receive out of the profits of the Company available for dividend a preferential dividend at the rate (which may be subject to an index) and on the basis determined by the Board at the time of issue of the preference shares;

(ii) in addition to the preferential dividend, the preference shares may participate with the ordinary shares in dividends declared by the Board if and to the extent the Board determines at the time of issue of the preference shares; and

(iii) the preferential dividend may be cumulative if and to the extent the Board determines at the time of issue of the preference shares;

(d) the preference shares are to confer on the holders:

(i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A) the amount paid or agreed to be considered as paid on each of the preference shares; and

(B) the amount (if any) equal to the aggregate of any dividends accrued (whether determined or not) but unpaid and of any arrears of dividends; and

(ii) the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend;

(e) the preference shares do not confer on the holders any further rights to participate in assets or profits of the Company;

(f) the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, reports and accounts and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i) on any question considered at a general meeting if, at the date of the meeting, the dividend or part of the dividend on the preference shares is in arrears;

(ii) at a general meeting on a proposal:

(A) to reduce the share capital of the Company;

(B) to approve the terms of a buy-back agreement;

(C) that affects rights attached to the preference shares;

(D) to wind up the Company;

(E) for the disposal of the whole of the property of the Company; and

(iii) on any question considered at a general meeting held during the winding up of the Company; and

(g) the Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights attaching to the preference shares on issue are not to be taken to have been varied by the further issue.

Surrender of shares:

4. In its discretion, the Board may accept a surrender of shares by way of compromise of any question as to whether or not those shares have been validly issued or in any other case where the surrender is within the powers of the Company. Any shares surrendered may be sold or re-issued in the same manner as forfeited shares.

Joint holders:

5. Where two or more persons are registered as the holders of any shares, they are deemed to hold the shares as joint tenants with benefits of survivorship subject to the following provisions:

Number of holders:

(a) the Company is not bound to register more than three persons as the holders of the shares (except in the case of personal representatives);

Liability for payments:

(b) the joint holders of the shares are liable severally as well as jointly in respect of all payments which ought to be made in respect of the shares;

Death of joint holder:

(c) on the death of any one of the joint holders, the remaining joint holders are the only persons recognised by the Company as having any title to the shares but the Board may require evidence of death and the estate of the deceased holder is not released from any liability in respect of the shares;

Power to give receipt:

(d) any one of the joint holders may give a receipt for any dividend, bonus or return of capital payable to the joint holders;

Notices and certificates:

(e) only the person whose name appears first in the Register as one of the joint holders of the shares is entitled, if the Company determines to issue certificates for shares, to delivery of a certificate relating to the shares or to receive notices from the Company and any notice given to that person is notice to all the joint holders;

Votes of joint holders:

(f) any one of the joint holders may vote at any meeting of the Company either personally or by properly authorised representative, proxy or attorney, in respect of the shares as if that joint holder was solely entitled to the shares. If more than one of the joint holders are present at any meeting personally or by properly authorised representative, proxy or attorney, the joint holder who is present whose name appears first in the Register in respect of the shares is entitled alone to vote in respect of the shares.

Non-recognition of equitable or other interests:

6. Except as required by law, the Company is entitled to treat the registered holder of any share as the absolute owner of the share and is not bound to recognise (even when having notice) any equitable or other claim to or interest in the share on the part of any other person.

FORM OF HOLDING OF SHARES

Certificates:

7. The Board may determine to issue certificates for shares or other securities of the Company, to cancel any certificates on issue and to replace lost, destroyed or defaced certificates on issue on the basis and in the form it thinks fit.

Computerised share transfer system:

8. Without limiting Rule 7, if the Company participates, or to enable the Company to participate, in any computerised or electronic share transfer system introduced by or acceptable to the ASX, the Board may:

(a) provide that shares may be held in certificated or uncertificated form and make any provision it thinks fit, including for the issue or cancellation of certificates, to enable shareholders to hold shares in uncertificated form and to convert between certificated and uncertificated holdings;

(b) provide that some or all shareholders are not to be entitled to receive a share certificate in respect of some or all of the shares which the shareholders hold in the Company;

(c) accept any instrument of transfer, transfer document or other method of transfer in accordance with the requirements of the share transfer system; and

(d) despite any other provision in this Constitution, do all things it considers necessary, required or authorised by the Law, the Listing Rules or the SCH business rules in connection with the share transfer system.

CALLS

Power to make calls:

9. Subject to the terms on which any shares may have been issued, the Board may make calls on the shareholders in respect of all moneys unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. Calls may be made payable by instalments.

Obligation for calls:

10. The Company may make arrangements on the issue of shares for a difference between the holders of those shares in the amount of calls to be paid and the time of payment of the calls.

When a call is made:

11. A call is considered to have been made at the time when the resolution of the Board authorising the call was passed. The call may be revoked or postponed at the discretion of the Board at any time prior to the date on which payment in respect of the call is due. The non- receipt of a notice of any call by, or the accidental omission to give notice of any call to, any shareholder does not invalidate the call.

Interest on the late payment of calls:

12. If any sum payable in respect of a call is not paid on or before the date for payment, the shareholder from whom the sum is due is to pay interest on the unpaid amount from the due date to the date of payment at the rate the Board determines. The Board may waive the whole or part of any interest paid or payable under this Rule.

Instalments:

13. If, by the terms of an issue of shares, any amount is payable in respect of any shares by instalments, every instalment is payable as if it is a call properly made by the Board of which appropriate notice had been given, and all provisions of this Constitution with respect to the payment of calls and of interest or to the forfeiture of shares for non-payment of calls or with respect to liens or charges apply to the instalment and to the shares in respect of which it is payable.

FORFEITURE AND LIEN

Notice requiring payment of sums payable:

14. If any shareholder fails to pay any sum payable on or in respect of any shares, either for money payable on issue, calls or instalments, on or before the day for payment, the Board may serve a notice on the shareholder requiring that shareholder to pay the sum together with interest accrued and all expenses incurred by the Company by reason of the non-payment. The notice may be served at any time whilst any part of the sum remains unpaid.

Time and place for payment:

15. The notice referred to in Rule 14 must state a day on or before which the sum, interest and expenses (if any) are to be paid and the place where payment is to be made. The notice is also to state that, if payment is not made by the time and at the place specified, the shares in respect of which the sum is payable are liable to be forfeited.

Forfeiture on non-compliance with notice:

16. If there is non- compliance with the requirements of any notice given under Rule 14, any shares in respect of which the notice has been given may be forfeited by a resolution of the Board passed at any time after the time specified in the notice for payment. The forfeiture is to include all dividends, interest and other moneys payable by the Company in respect of the forfeited shares and not actually paid before the forfeiture.

Notice of forfeiture:

17. When any share is forfeited, notice of the resolution of the Board is to be given to the shareholder in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture is to be made in the Register. Failure to give notice or make the entry as required by this Rule does not invalidate the forfeiture.

Disposal of forfeited shares:

18. Any forfeited share is considered to be the property of the Company and the Board may sell or otherwise dispose of or deal with the share in any manner it thinks fit and with or without any money paid on the share by any former holder being credited as paid up. At any time before any forfeited share is sold or otherwise disposed of, the Board may annul the forfeiture of the share on any condition it thinks fit.

Liability despite forfeiture:

19. Any shareholder whose shares have been forfeited is, despite the forfeiture, liable to pay and must immediately pay to the Company all sums of money, interest and expenses owing on or in respect of the forfeited shares at the time of forfeiture, together with expenses and interest from that time until payment at the rate the Board determines. The Board may enforce the payment or waive the whole or part of any sum paid or payable under this Rule as it thinks fit.

Company's lien or charge:

20. The Company has a first and paramount lien or charge for unpaid calls, instalments, interest due in relation to any calls or instalments and any amounts the Company is required by law to pay on shares in respect of which the calls, instalments and interest are due and unpaid (whether presently payable or not) or in respect of which the amounts are paid and on the proceeds of sale of the shares. The lien or charge extends to all dividends and bonuses declared in respect of the shares but, if the Company registers a transfer of any shares on which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are discharged from the lien or charge of the Company in respect of that claim. The Company may do all things the Board considers appropriate under the SCH business rules and the Listing Rules to protect or enforce any lien or charge.

Sale of shares to enforce lien:

21. For the purpose of enforcing a lien or charge, the Board may sell the shares which are subject to the lien or charge in any manner it thinks fit and with or without giving any notice to the shareholder in whose name the shares are registered.

Title of shares forfeited or sold to enforce lien:

22.

(1) In a sale or a re- issue of forfeited shares or in the sale of shares to enforce a lien or charge, an entry in the Board's minute book that the shares have been forfeited, sold or re-issued in accordance with this Constitution is sufficient evidence of that fact as against all persons entitled to the shares immediately before the forfeiture, sale or re-issue of the shares. The Company may receive the purchase money or consideration (if any) given for the shares on any sale or re-issue.

(2) In a sale or re-issue, a certificate signed by a Director or the Secretary to the effect that the shares have been forfeited and the receipt of the Company for the price of the shares constitutes a good title to them.

(3) In a sale, the Company may appoint a person to execute, or may otherwise effect, a transfer in favour of the person to whom the shares are sold.

(4) On the issue of the receipt or the transfer being executed or otherwise effected the person to whom the shares have been re- issued or sold is to be registered as the holder of the shares, discharged from all calls or other money due in respect of the shares prior to the re-issue or purchase and the person is not bound to see to the regularity of the proceedings or to the application of the purchase money or consideration; nor is the person's title to the shares affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or re-issue.

(5) The net proceeds of any sale or re-issue are to be applied first in payment of all costs of or in relation to the enforcement of the lien or charge or the forfeiture (as the case may be) and of the sale or re-issue, next in satisfaction of the amount in respect of which the lien exists as is then payable to the Company (including interest) and the residue (if any) paid to, or at the direction of, the person registered as the holder of the shares immediately prior to the sale or re-issue or to the person's executors, administrators or assigns on the production of any evidence as to title required by the Board.

PAYMENTS BY THE COMPANY

Payments by the Company:

23.

(1) Rule 23(2) applies if any law of any place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or authority to require the Company to make any payment in respect of any securities held either jointly or solely by any holder or in respect of any transfer of those securities or in respect of any interest, dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to the holder by the Company on or in respect of any securities or for or on account or in respect of any holder of securities, whether because of:

(a) the death of the holder;

(b) the non-payment of any income tax or other tax by the holder;

(c) the non-payment of any estate, probate, succession, death, stamp or other duty by the holder or the trustee, executor or administrator of that holder or by or out of the holder's estate;

(d) any assessment of income tax against the Company in respect of interest or dividends paid or payable to the holder; or

(e) any other act or thing,

(2) In each case referred to in Rule 23(1):

(a) the Company is to be fully indemnified from all liability by the holder or the holder's personal representative and by any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate;

(b) the Company has a lien or charge on the securities for all moneys paid by the Company in respect of the securities under or in consequence of any law;

(c) the Company has a lien on all dividends, bonuses and other moneys payable in respect of the securities registered in the Register as held either jointly or solely by the holder for all moneys paid or payable by the Company in respect of the securities under or in consequence of any law, together with interest at a rate the Board may determine from the date of payment to the date of repayment, and may deduct or set off against any dividend, bonus or other moneys payable any moneys paid or payable by the Company together with interest;

(d) the Company may recover as a debt due from the holder or the holder's personal representative or any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate, any moneys paid by the Company under or in consequence of any law which exceed any dividend, bonus or other money then due or payable by the Company to the holder together with interest at a rate the Board may determine from the date of payment to the date of repayment; and

(e) if any money is paid or payable by the Company under any law, the Company may refuse to register a transfer of any securities by the holder or the holder's personal representative until the money and interest is set off or deducted or, where the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the holder, until the excess is paid to the Company. The power to refuse to register a transfer does not extend to a proper SCH transfer except a proper SCH transfer which is purported to be effected whilst a holding lock is in place as referred to in Rule 24(3).

Nothing in this Rule affects any right or remedy which any law confers on the Company and any right or remedy is enforceable by the Company against the holder or the holder's personal representative.

TRANSFER AND TRANSMISSION OF SECURITIES

Transfers; proper SCH transfers:

24.

(1) A transfer of any securities may be effected by:

(a) a written transfer in the usual or common form or in any form the Board may prescribe or in a particular case accept, properly stamped (if necessary) being delivered to the Company;

(b) a proper SCH transfer, which is to be in the form required or permitted by the Law or the SCH business rules; or

(c) any other electronic system established or recognised by the Listing Rules in which the Company participates in accordance with the rules of that system.

(2) Except in the case of a proper SCH transfer, the transferor is deemed to remain the holder of the securities transferred until the name of the transferee is entered on the Register. A proper SCH transfer is taken to be recorded in the Register and the name of the transferee to be registered as the holder of the securities comprised in the proper SCH transfer, as provided in the SCH business rules.

(3) The Board may take any action it thinks fit to comply with the SCH business rules and may request the SCH to apply a holding lock to prevent a transfer of securities the subject of the SCH business rules if the Board thinks fit.

Board may refuse to register:

25.

(1) The Board may refuse to register any transfer of securities:

(a) if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law or the Listing Rules;

(b) on which the Company has a lien or which are subject to forfeit; or

(c) if permitted to do so under the Listing Rules.

(2) The decision of the Board relating to the registration of a transfer is absolute. Failure to give notice of refusal to register any transfer as may be required under the Law or the Listing Rules does not invalidate the decision of the Board.

Transfer and certificate to be left at Office:

26.

(1) Every transfer must be left for registration at the Office or any other place the Board determines. If the Board determines either generally or in a particular case, the transfer is to be accompanied by the certificate (if any) for the securities to be transferred. In addition, the transfer is to be accompanied by any other evidence which the Board may require to prove the title of the transferor, the transferor's right to transfer the securities, proper execution of the transfer or compliance with any law relating to stamp duty. The requirements of this Rule do not apply in respect of a proper SCH transfer.

(2) Subject to Rule 26(1), on each application to register the transfer of any securities or to register any person as the holder of any securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the securities in respect of which registration is required must be delivered to the Company for cancellation and on registration the certificate is considered to have been cancelled.

(3) Each transfer which is registered may be retained by the Company for any period determined by the Board after which the Company may destroy it.

Transmission on death:

27.

The personal representative of a deceased shareholder (who is not one of several joint holders) is the only person recognised by the Company as having any title to securities registered in the name of the deceased shareholder. Subject to compliance by the transferee with this Constitution, the Board may register any transfer effected by a shareholder prior to the shareholder's death despite the Company having notice of the shareholder's death.

Transmission by operation of law:

28.

A person (a transmittee) who satisfies the Board that the right to any securities has devolved on the transmittee by will or by operation of law may be registered as a shareholder in respect of the securities or may (subject to the provisions in this Constitution relating to transfers) transfer the securities. The Board has the same right to refuse to register the transmittee as if the transmittee was the transferee named in an ordinary transfer presented for registration.

GENERAL MEETINGS

Calling of General meetings:

29.

By a resolution of the Board, the Company may call a general meeting of the Company to be held at the time and place or places and in the manner determined by the Board. No shareholder may convene a general meeting of the Company except where entitled under the Law to do so. By resolution of the Board any general meeting may be cancelled or postponed prior to the date on which it is to be held, except where the cancellation or postponement would be contrary to the Law. The Board may give notice of a cancellation or postponement as it thinks fit but any failure to give notice of cancellation or postponement does not invalidate the cancellation or postponement or any resolution passed at a postponed meeting.

Notice of general meeting:

30.

Where the Company has called a general meeting, notice of the meeting may be given in the form and manner in which the Board thinks fit. The non-receipt of a notice of any general meeting by, or the accidental omission to give notice to, any person entitled to notice, does not invalidate any resolution passed at that meeting.

PROCEEDINGS OF MEETINGS

Business of general meetings:

31.

The business of an annual general meeting is to consider the accounts and reports required by the Law to be laid before each annual general meeting, to elect Directors, when relevant to appoint an auditor and fix the auditor's remuneration, and to transact any other business which, under this Constitution, is required to be transacted at any annual general meeting. All other business transacted at an annual general meeting and all business transacted at other general meetings is deemed to be special. Except with the approval of the Board, with the permission of the Chairman or under the Law, no person may move at any meeting either any resolution or any amendment of any resolution of which notice has not been given under Rule 30.

Quorum:

32.

(1) Five shareholders present constitute a quorum for a meeting. No business may be transacted at any meeting except the election of a Chairman and the adjournment of the meeting unless the requisite quorum is present at the commencement of the business.

(2) If there is not a quorum at a general meeting within 15 minutes after the time specified in the notice of the meeting, the meeting is dissolved unless the Chairman adjourns the meeting to a date, time and place determined by the Chairman. If no quorum is present at any adjourned meeting within 15 minutes after the time for the meeting, the meeting is dissolved.

Chairman:

33.

(1) The Chairman of the Board is entitled to chair every general meeting.

(2) If at any general meeting:

(a) the Chairman of the Board is not present at the specified time for holding the meeting; or

(b) the Chairman of the Board is present but is unwilling to chair the meeting,

the Deputy Chairman of the Board is entitled to chair the meeting.

(3) If at any general meeting:

(a) there is no Chairman of the Board or Deputy Chairman of the Board;

(b) the Chairman of the Board and Deputy Chairman of the Board are not present at the specified time for holding the meeting; or

(c) the Chairman of the Board and the Deputy Chairman of the Board are present but each is unwilling to chair the meeting,

the Directors present may choose another Director as Chairman of the meeting and if no Director is present or if each of the Directors present is unwilling to chair the meeting, a shareholder chosen by the shareholders present is entitled to chair the meeting.

Acting Chairman:

34. If during any general meeting the Chairman acting under Rule 33 is unwilling to chair any part of the proceedings, the Chairman may withdraw as Chairman during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be Acting Chairman of the meeting during the relevant part of the proceedings. On the conclusion of the relevant part of the proceedings the Acting Chairman is to withdraw and the Chairman is to resume to chair the meeting.

General conduct of meeting:

35.

(1) The conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined at, during or prior to the meeting by the Chairman.

(2) The Chairman or a person acting with the Chairman's authority may require any person who wishes to attend the meeting to comply with searches, restrictions or other security arrangements the Chairman or a person acting with the Chairman's authority considers appropriate. The Chairman or a person acting with the Chairman's authority may refuse entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the Chairman or a person acting with the Chairman's authority, or any person who possesses an article which the Chairman or person acting with the Chairman's authority considers to be dangerous, offensive or liable to cause disruption. At any time the Chairman considers it necessary or desirable for the proper and orderly conduct of the meeting, the Chairman may demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the shareholders present.

(3) The Chairman may require the adoption of any procedures which are in the Chairman's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll.

(4) Any determination by the Chairman in relation to matters of procedure (including any procedural motions moved at or put to any meeting) is final. Any challenge to a right to vote (whether on a show of hands or on a poll) may only be made at the meeting and may be determined by the Chairman whose decision is final.

Adjournment:

36. During the course of the meeting the Chairman may adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion either to a later time at the same meeting or to an adjourned meeting. If the Chairman exercises a right of adjournment of a meeting under this Rule, the Chairman has the sole discretion to decide whether to seek the approval of the shareholders present to the adjournment and, unless the Chairman exercises that discretion, no vote may be taken by the shareholders present in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Voting:

37.

(1) The Chairman may determine that any question to be submitted to a general meeting be determined by a poll without first submitting the question to the meeting to be decided by a show of hands.

(2) Unless the Chairman makes the determination referred to in Rule 37(1) each question submitted to a general meeting is to be decided in the first instance by a show of hands.

(3) In the case of an equality of votes, the Chairman has, both on a show of hands and on a poll, a casting vote in addition to any votes to which the Chairman may be entitled as a shareholder, or as proxy, attorney or properly appointed representative of a shareholder.

(4) Unless a poll is demanded, a declaration by the Chairman following a vote on a show of hands that a resolution has been passed or lost is conclusive, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(5) A poll may be demanded by a shareholder under the Law (and not otherwise) or by the Chairman. No poll may be demanded on the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting. A demand for a poll may be withdrawn.

Taking a poll:

38.

(1) If a poll is demanded as provided in Rule 37, it is to be taken in the manner and at the time and place as the Chairman directs, and the result of the poll is deemed to be the resolution of the meeting at which the poll was demanded. In the case of any dispute as to the admission or rejection of a vote, the Chairman's determination in respect of the dispute is final.

(2) A demand for a poll does not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

(3) The result of a poll may be announced in the manner the Chairman determines and at the time (whether during the relevant meeting or afterwards) as the Chairman considers appropriate.

Special meetings:

39. All the provisions of this Constitution as to general meetings apply to any special meeting of any class of shareholders which may be held under the operation of this Constitution or the Law.

VOTES OF SHAREHOLDERS

Voting rights:

40. Subject to restrictions on voting affecting any class of shares and to Rules 3, 5(f) and 45:

(a) on a show of hands:

(i) subject to paragraphs (ii) and (iii), each shareholder present has one vote;

(ii) where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys is entitled to vote on a show of hands;

(iii) where a person is entitled to vote in more than one capacity, that person is entitled only to one vote; and

(b) subject to Rule 40(c), on a poll, each shareholder:

(i) has one vote for each fully paid share held; and

(ii) for each other share held, has a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share; and

(c) on a poll only shareholders present may vote unless, consistently with the Law, the Board has approved other means (including electronic) for the casting and recording of votes by shareholders on any resolution to be put to a general meeting.

Voting rights of personal representatives, etc.:

41. Where a person satisfies the Board at least 48 hours before the holding of a general meeting (unless the person has previously satisfied the Board as to the person's right to vote) that the person is a personal representative as referred to in Rule 27 or a transmittee as referred to in Rule 28, the person may vote at the general meeting in the same manner as if the person were the registered holder of the securities referred to in Rule 27 or 28, as the case requires.

Proxies:

42.

(1) A shareholder who is entitled to attend and cast a vote at a general meeting of the Company may appoint a person as a proxy to attend and vote for the shareholder in accordance with the Law but not otherwise. A proxy appointed to attend and vote in accordance with the Law may exercise the rights of the shareholder on the basis and subject to the restrictions provided in the Law but not otherwise.

(2) A form of appointment of a proxy is valid if it is in accordance with the Law or in any form (including electronic) which the Board may prescribe or accept.

(3) Any appointment of proxy under Rule 42(2) which is incomplete may be completed by the Secretary on the authority of the Board and the Board may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

(4) Voting instructions given by a shareholder to a Director or employee of the Company who is held out by the Company in material sent to shareholders as willing to act as proxy and who is appointed as proxy (Company Proxy) are valid only if contained in the form of appointment of the Company Proxy. If a shareholder wishes to give a Company Proxy appointed by the shareholder new instructions or variations to earlier instruction, the new instructions or variations are only valid if received at the Office at least 24 hours before the meeting or adjourned meeting by a notice in writing signed by the shareholder or validated by the shareholder in a form acceptable to the Board.

Validity, revocation:

43.

(1) The validity of any resolution is not affected by the failure of any proxy or attorney to vote in accordance with instructions (if any) of the appointing shareholder.

(2) A vote given in accordance with the terms of a proxy or power of attorney is valid despite the previous death or mental incapacity of the appointing shareholder, revocation of the proxy or power of attorney or transfer of the shares in respect of which the vote is given, unless notice in writing of the death, mental incapacity, revocation or transfer has been received at the Office at least 48 hours before the relevant meeting or adjourned meeting.

(3) A proxy is not rendered ineffective by reason only of the adjournment of the meeting in respect of which the proxy is appointed.

(4) A proxy is not revoked by the appointing shareholder attending and taking part in the meeting, unless the appointing shareholder votes at the meeting on the resolution for which the proxy is proposed to be used.

Board may issue forms of proxy:

44. The Board may issue with any notice of general meeting of shareholders or any class of shareholders forms of proxy for use by the shareholders. Each form may include the names of any of the Directors or of any other persons as suggested proxies. The forms may be worded so that a proxy may be directed to vote either for or against each or any of the resolutions to be proposed.

Attorneys of shareholders:

45. By properly executed power of attorney, any shareholder may appoint an attorney to act on the shareholder's behalf at all or certain specified meetings of the Company. Before the attorney is entitled to act under the power of attorney, the power of attorney or proof of the power of attorney to the satisfaction of the Board must be produced for inspection at the Office or any other place the Board may determine together, in each case, with evidence of the due execution of the power of attorney as required by the Board. The attorney may be authorised to appoint a proxy for the shareholder granting the power of attorney.

DIRECTORS

Number of Directors:

46. The number of Directors (not including alternate Directors) is required to be the number, not being less than eight nor more than sixteen, which the Board may determine but the Board may not reduce the number below the number of Directors in office at the time of the reduction. All Directors are required to be natural persons.

Power to appoint Directors:

47. The Board has the power at any time to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors does not exceed the maximum number determined under Rule 46. Any Director appointed under this Rule:

(a) holds office only until the dissolution or adjournment of the next general meeting at which the Board proposes or this Constitution requires that an election be held;

(b) is eligible for election at that general meeting; and

(c) where the general meeting is an annual general meeting, is not to be taken into account in determining the number of Directors who are to retire by rotation at the meeting.

Share Qualification for Directors:

48. Each Director is required to hold, both at the time of the Director's appointment and during the period of office of the Director, not less than 1,000 shares in the Company or the equivalent of that number of shares in American Depositary Receipts.

Remuneration of Directors:

49. As remuneration for services each non-executive Director is to be paid out of the funds of the Company a sum determined by the Board payable at the time and in the manner determined by the Board but the aggregate remuneration paid to all the non-executive Directors in any year may not exceed an amount fixed by the Company in general meeting. The expression remuneration in this Rule does not include any amount which may be paid by the Company under Rules 50, 51, 52, 53 or 86.

Remuneration of Directors for extra services:

50. Any Director who serves on any committee, or who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director or who, at the request of the Board, engages in any journey on the business of the Company, may be paid extra remuneration as determined by the Board.

Travelling and other expenses:

51. Every Director is, in addition to any other remuneration provided for in this Constitution, entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Director in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company.

Retirement benefits:

52. Any person (including any Director or other officer of the Company) may be paid a benefit (including a prescribed benefit) in connection with the retirement from office (including a prescribed office) of any officer of the Company, in accordance with the Law. The Board may make arrangements with any person with respect to, providing for, or effecting payment of, benefits in accordance with this Rule.

Retirement payments:

53. Without limiting Rule 49, the Company may pay superannuation contributions for each Director to the extent necessary for the avoidance or minimisation of any penalty, charge, tax, or other impost on the Company under any applicable legislation which imposes a penalty, charge, tax or other impost on employers if a minimum level of superannuation contributions are not paid for an employee (within the meaning of the legislation).

Contracts with Company, participation in share issues:

54.

(1) A Director is not disqualified by the office of Director from contracting or entering into any arrangement with the Company either as vendor, purchaser or otherwise and no contract or arrangement entered into with the Company by a Director nor any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way interested may be avoided for that reason. A Director is not liable to account to the Company for any profit realised by any contract or arrangement, by reason of holding the office of Director or of the fiduciary relationship established by the office.

(2) Except where a Director is constrained by the Law, a Director may be present at a meeting of the Board while a matter in which the Director has an interest is being considered and may vote in respect of that matter.

(3) Despite having an interest in any contract or arrangement a Director may participate in the execution of any document evidencing or connected with the contract or arrangement, whether by signing, sealing or otherwise.

(4) A Director or any person who is an associate of a Director under the Listing Rules may participate in any issue by the Company of securities unless the Director is precluded from participating by the Listing Rules.

Director may hold other office:

55.

(1) A Director may hold any other office or position with the Company (except that of auditor) in conjunction with the office of Director, on terms and at a remuneration in addition to remuneration (if any) as a Director, as the Board approves.

(2) A Director may be or become a director of or hold any other office or position under any corporation promoted by the Company, or in which it may be interested, whether as a vendor or shareholder or otherwise, or with any other corporation or organisation, and the Director is not accountable for any benefits received as a Director or shareholder of or holder of any other office or position under that corporation.

Exercise of voting power in other corporations:

56. The Board may exercise the voting power conferred by the shares in any corporation held or owned by the Company as the Board thinks fit (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director of the Company may vote in favour of the exercise of those voting rights despite the fact that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights.

Directors may lend to the Company:

57. Any Director may lend money to the Company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the Company and underwrite or guarantee the subscription of shares or securities of the Company or of any corporation in which the Company may be interested without being disqualified in respect of the office of Director and without being liable to account to the Company for the commission or profit.

TERMINATION OF OFFICE OF DIRECTOR

Termination of office by Director:

58.

(1) The office of a Director is terminated:

(a) on the Director ceasing to hold the number of shares required to qualify for office under Rule 48;

(b) on the Director being absent from meetings of the Board during a period of three consecutive calendar months without leave of absence from the Board where the Board has not, within 14  days of having been served by the Secretary with a notice giving particulars of the absence, resolved that leave of absence be granted;

(c) on the Director resigning office by notice in writing to the Company;

(d) on the Director being removed from office under the Law;

(e) in accordance with Rule 60; or

(f) on the Director being prohibited from being a Director by reason of the operation of the Law.

(2) A Director whose office is terminated under Rule  60(1) is not to be taken into account in determining the number of Directors who are to retire by rotation at any annual general meeting.

Directors who are employees of the Company:

59. The office of a Director who is an employee of any member of the Group is terminated on the Director ceasing to be employed within the Group but the person concerned is eligible for reappointment or re-election as a Director of the Company.

AGE LIMIT FOR DIRECTORS

60.

(1) Subject to Rule  60(2), no person who has reached the age of 70 years may be appointed as or elected to be a Director and the office of a Director is terminated on the Director reaching 70 years.

(2) If the Board resolves during the period of one month prior to a Director's 70th birthday, the Director is entitled to hold office as a Director until the conclusion of the annual general meeting next following the Director's 70th birthday.

ELECTION OF DIRECTORS

Retirement and Nomination of Directors:

61.

(1) Subject to Rules 47 and 58(2), at every annual general meeting, one-third of the Directors (other than any Managing Director) or, if their number is not a multiple of three, then the number nearest to but not less than one-third must retire from office. A Director (other than a Director who is Managing Director) must retire from office at the conclusion of the third annual general meeting after which the Director was elected or re-elected. A Director who is required to retire under this Rule retains office until the dissolution or adjournment of the meeting at which the retiring Director retires.

(2) The Directors to retire under Rule 61(1) are those longest in office since last being elected. As between Directors who were elected on the same day the Directors to retire are (in default of agreement between them) determined by ballot. The length of time a Director has been in office is calculated from the Director's last election or appointment. A retiring Director is eligible for re-election.

(3) No person (other than a retiring Director) is eligible for election to the office of Director at any general meeting unless a shareholder intending to nominate the person has given notice in writing signed by the shareholder and by the nominee giving consent to the nomination and signifying candidature for the office. To be valid, the notice is required to be delivered to the Office during the period specified by the Listing Rules and in the absence of any such Listing Rule, not less than 40 business days before the meeting unless the nominee has been recommended by the Board for election, in which case the notice is required to be delivered to the Office at least 28 days before the meeting.

MANAGING DIRECTOR

Appointment of a Managing Director:

62. The Board may appoint one or more members of the Board to be Managing Director (who may bear that title or any other title determined by the Board) for a period ending on the happening of events (if any) stipulated by the Board, and at a remuneration and on terms as determined by the Board. The Board may confer on a Managing Director any of the powers exercisable under this Constitution by the Board as it thinks fit and on any conditions it thinks appropriate but the conferring of powers by the Board on a Managing Director does not exclude the exercise of those powers by the Board.

Managing Director not to be subject to retirement by rotation:

63. A Managing Director is not subject to retirement as a Director by rotation while continuing to hold the office of Director and is not to be taken into account in determining the rotation or retirement of Directors or the number of Directors to retire, but is subject to the same provisions as to termination of office under Rule 47, Rule 58 and Rule 59 as the other Directors of the Company. A Managing Director ceases to be a Managing Director if the Managing Director ceases to hold office as a Director.

PROCEEDINGS OF DIRECTORS

Procedures relating to Directors' meetings:

64.

(1) The Board may meet together, adjourn and otherwise regulate its meetings as it thinks fit.

(2) Until otherwise determined by the Board, two Directors form a quorum. The Board may at any time and the Secretary, on the request of the Chairman or any two Directors, must convene a meeting of the Board. Notice of meeting of the Board may be given by mail (electronic or otherwise), personal delivery or facsimile transmission to the usual place of business or residence of the Director or to any other address given to the Secretary by the Director or by any technology agreed by all the Directors.

(3) A meeting of the Board at which a quorum is present is competent to exercise any of the authorities, powers and discretions vested in or exercisable by the Board.

Meetings by telephone or other means of communication:

65. The Board may meet either in person or by telephone, audio visual link or by using any other technology consented to by all Directors. A consent may be a standing one. A meeting conducted by telephone or other means of communication is considered to be held at the place agreed on by the Directors attending the meeting if at least one of the Directors present at the meeting was at that place for the duration of the meeting.

Votes at meetings:

66. Questions arising at any meeting of the Board are decided by a majority of votes and, in the case of an equality of votes, the Chairman (except when only two Directors are present or except when only two Directors are competent to vote on the question then at issue) has a second or casting vote.

Chairman:

67. The Board may elect a Chairman and a Deputy Chairman of its meetings and determine the period for which each is to hold office. If no Chairman or Deputy Chairman is elected or if at any meeting the Chairman and the Deputy Chairman are not present at the time specified for holding the meeting, the Directors present may choose one of their number to be Chairman of the meeting.

Committees:

68.

(1) The Board may delegate any of its powers to Committees consisting of Directors or any other person or persons as the Board thinks fit. In the exercise of the powers delegated, any Committee formed or person or persons appointed to the Committee must conform to any regulations that may be imposed by the Board. A delegate of the Board may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

(2) The meetings and proceedings of any Committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Board so far as they are applicable and are not inconsistent with any regulations made by the Board under Rule 68(1).

Validity of actions:

69.

(1) All actions at any meeting of the Board or by a Committee or by any person acting as a Director are, despite the fact that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the Committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been properly appointed and was qualified and continued to be a Director or a member of the Committee.

(2) If the number of Directors is reduced below the minimum number fixed under this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

Resolution in writing:

70. A resolution in writing signed by all the Directors or a resolution in writing of which notice has been given to all Directors and which is signed by a majority of the Directors entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Board) is a valid resolution of the Board. The resolution may consist of several documents in the same form each signed by one or more of the Directors. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director's authority is considered to be a document in writing signed by the Director.

POWERS OF THE BOARD

General powers of the Board:

71. The management and control of the business and affairs of the Company are vested in the Board, which (in addition to the powers and authorities conferred on them by this Constitution) may exercise all powers and do everything which is within the power of the Company and not by this Constitution or by law required to be exercised or done by the Company in general meeting.

Seal:

72. The Company may have a common seal and a duplicate common seal which are to be used by the Company as determined by the Board.

DIVIDENDS

Determination of dividend:

73.

(1) The Board may determine that a dividend (including an interim dividend on account of the next forthcoming dividend) is payable and fix the amount, time for payment and method of payment. The methods of payment may include the payment of cash, the issue of shares, the grant of options and the transfer of assets.

(2) Without limiting Rule 2, where the terms of any new issue of shares provide for the new shares to have different rights to dividend to other shares then on issue, the new shares have those different dividend rights.

(3) Any dividend or interim dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on each share on the basis of the proportion which the amount paid or agreed to be considered to be paid bears to the amount of total issue price for the time being paid or agreed to be considered as paid or payable in respect of the share. The dividend may be fixed at a rate per annum in respect of a specified period but no amount paid on a share in advance of calls is to be treated as paid on the share.

Dividend Plans:

74. The Board may establish, maintain, suspend, reinstate and amend one or more Dividend Plans (including the establishment of rules) including without limitation any Dividend Plan under which shareholders may elect with respect to some or all of their shares (subject to the rules of the relevant plan):

(a) to reinvest in whole or in part dividends paid or payable or which may become payable by the Company to the shareholder in cash by subscribing for shares in the capital of the Company;

(b) to be issued with shares instead of being paid a dividend;

(c) that dividends from the Company not be declared or paid and that instead a payment or distribution other than a dividend (including without limitation an issue of bonus shares, with no amount credited to the share capital account in connection with the issue of those shares) be made by the Company; and

(d) that cash dividends from the Company not be paid and that instead a cash dividend or payment or other distribution (including without limitation an issue or transfer of securities) be received from the Company, or a Related Corporation of the Company, or any other entity determined by the Board.

Distribution otherwise than in cash:

75.

(1) When declaring a dividend the Board may determine that payment of the dividend be effected wholly or in part by the distribution of specific assets or documents of title and in particular of paid up shares, debentures, debenture stock or grant of options or other securities of the Company or any other corporation or entity.

(2) The Board may appoint any officer of the Company to sign on behalf of each shareholder entitled to participate in the dividend any document in the Board's opinion desirable or necessary:

(a) to vest in the shareholder title to assets; and

(b) in the case of a distribution of shares in any corporation, to constitute the shareholder's agreement to become a member of the corporation,

and, in executing the document, the officer acts as agent and attorney for the shareholder.

Capitalisation of profits:

76.

(1) The Board may resolve that the whole or any portion of any sum forming part of the undivided profits, any reserve or other account of the Company and which is available for distribution, be capitalised and distributed to shareholders in the same proportions in which they would be entitled to receive it if distributed by way of dividend or in accordance with either the terms of issue of any shares or the terms of any employee share plan and that all or any part of the sum be applied on their behalf either in paying up the amounts for the time being unpaid on any issued shares held by them, or in paying up in full unissued shares or other securities of the Company to be issued to them accordingly, or partly in one way and partly in the other.

(2) The Board may specify the manner in which any fractional entitlements and any difficulties relating to distribution are to be dealt with and, without limiting the generality of the foregoing, may specify that fractions are to be disregarded or that any fractional entitlements are to be increased to the next whole number or that payments in cash instead of fractional entitlements be made.

(3) The Board may make all necessary appropriations and applications of the amount to be capitalised under Rule 76(1) and all necessary issues of fully paid shares or debentures.

(4) Where required, the Board may appoint a person to sign a contract on behalf of the shareholders entitled on a capitalisation to any shares or debentures, which provides for the issue to them, credited as fully paid, of any further shares or debentures or for the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

Transfer of shares:

77. A transfer of a share only passes the right to any dividend determined but not paid on the share at the time of transfer:

(a) in the case of a proper SCH transfer, if this is the effect of the SCH business rules; and

(b) in any other case, if the transfer is effected by the relevant record date.

Retention of dividends:

78.

(1) The Board may retain the dividends payable on shares which any person is under Rule  27 or Rule 28 entitled to transfer until the person becomes registered as a shareholder in respect of the shares or properly transfers them.

(2) All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law.

How dividends are payable:

79. Payment of any dividend may be made in any manner and by any means as determined by the Board. Without affecting any other method of payment which the Board may adopt, payment of any dividend may be made to the shareholder entitled to the dividend or, in the case of joint holders, to the shareholder whose name appears first in the Register in respect of the joint holding.

NOTICES

Service of notices:

80. A notice may be given by the Company to any shareholder, or in the case of joint holders to the shareholder whose name appears first in the Register, personally, by leaving it at the shareholder's registered address or by sending it by prepaid post or facsimile transmission addressed to the shareholder's registered address or, in any case, by other electronic means determined by the Board and previously notified to shareholders as otherwise provided in this Rule. If the notice is signed, the signature may be original or printed.

When notice taken to be served:

81.

(1) Any notice sent by post is taken to have been served at the end of 24 hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a shareholder personally or left at the shareholder's registered address is taken to have been served when delivered. Any notice served on a shareholder by facsimile or other electronic transmission is taken to have been served when the transmission is sent.

(2) Where a given number of days' notice or notice extending over any other period is required to be given the day of service and the day of the notified event are not to be counted in the number of days or other period.

Shareholder not known at registered address:

82. Where a shareholder does not have a registered address or where the Company has reason to believe that a shareholder is not known at the shareholder's registered address, all future notices are taken to be given to the shareholder if the notice is exhibited in the Office for a period of 48 hours (and is taken to be served at the commencement of that period) unless and until the shareholder informs the Company of a registered place of address.

Notice to transferor binds transferee:

83. Every person who, by operation of law, transfer or any other means becomes entitled to be registered as the holder of any shares is bound by every notice which, prior to the person's name and address being entered in the Register in respect of those shares, was properly given to the person from whom the person derives title to those shares.

Service on deceased shareholders:

84. A notice served in accordance with this Constitution is (despite the fact that the shareholder is then dead and whether or not the Company has notice of the shareholder's death) taken to have been properly served in respect of any registered shares, whether held solely or jointly with other persons by the shareholder, until another person is registered in the shareholder's place as the holder or joint holder. The service is sufficient service of the notice or document on the shareholder's personal representative and any person jointly interested with the shareholder in the shares.

WINDING UP

85.

(1) If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in specie or kind any part of the assets of the Company, and may vest any part of the assets of the Company in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

(2) If thought expedient, any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but in case any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Law relating to the sale or transfer of the Company's assets by a liquidator in a voluntary winding up.

(3) If any shares to be divided in accordance with Rule  85(1) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may by notice in writing within ten business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay the person the net proceeds and the liquidator is required, if practicable, to act accordingly.

INDEMNITY, INSURANCE AND ACCESS

Indemnity insurance and access of officers:

86.

(1) The Company is to indemnify each officer of the Company out of the assets of the Company to the relevant extent against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer.

(2) Where the Board considers it appropriate, the Company may execute a documentary indemnity in any form in favour of any officer of the Company.

(3) Where the Board considers it appropriate, and to the extent to which the Company is not precluded by law from doing so, the Company may:

(a) make payments of amounts by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer; and

(b) bind itself in any contract or deed with any officer of the Company to make the payments.

(4) Where the Board considers it appropriate, the Company may:

(a) give a Director or former Director access to certain papers, including documents provided or available to the Board and other papers referred to in those documents; and

(b) bind itself in any contract with a Director or former Director to give the access.

(5) In this Rule:

(a) officer means a director, secretary or executive officer of the Company or a person who formerly held one of those positions.

(b) duties of the officer includes, in any particular case where the Board considers it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an officer by the Company or, where applicable, a subsidiary of the Company to any other corporation.

(c) to the relevant extent means:

(i) to the extent the Company is not precluded by law from doing so;

(ii) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including, in particular, an insurer under any insurance policy); and

(iii) where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation.

(d) liability means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or otherwise.

PARTIAL TAKEOVER PLEBISCITES

Partial Takeover Plebiscites: { Adopted 17/10/2000 }

87.

(1) Where offers have been made under a proportional takeover bid in respect of shares included in a class of shares in the Company:

(a) the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the bid is prohibited unless and until a resolution (in this Rule 87(1) referred to as a prescribed resolution) to approve the bid is passed in accordance with the provisions of this Constitution;

(b)

(i) a person (other than the offeror or a person associated with the offeror) who, as at the end of the day on which the first offer under the proportional takeover bid was made, held shares included in that class is entitled to vote on a prescribed resolution and, for the purposes of so voting, is entitled to one vote for each of the lastmentioned shares; and

(ii) the offeror or a person associated with the offeror is not entitled to vote on a prescribed resolution;

(c) a prescribed resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the resolution; and

(d) a prescribed resolution, being a resolution that has been voted on, is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is taken to have been rejected.

(2) The provisions of this Constitution that apply in relation to a general meeting of the Company apply, with modifications as the circumstances require, in relation to a meeting that is convened under this Rule 87 as if the lastmentioned meeting was a general meeting of the Company.

(3) Where takeover offers have been made under a proportional takeover bid then the Board is to ensure that a resolution to approve the proportional takeover bid is voted on in accordance with this Rule 87 before the approving resolution deadline.

(4) This Rule 87 ceases to have effect on the third anniversary of the date of the adoption or last renewal of this Rule 87.